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May 3, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise For-Sale Housing eFUND - Washington DC, LLC Offering Statement on Form 1-A/A Filed April 24, 2017 File No. 024-10690

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company by telephone on April 27, 2017, with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10690) filed with the Commission on April 24, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing with the Commission Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s oral comment, as well as other conforming revisions.

For your convenience, a summation of the Staff’s oral comment has been reproduced in italics herein with the response immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski
Division of Corporation Finance

May 3, 2017

Prior Performance Summary, page 113

1.	Please update the Company’s prior performance disclosure, including the tables.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated its prior performance disclosure, including the tables, as of December 31, 2016. Please note, as the Company’s sponsor now has previous programs that provide it with a public track record, the prior performance tables no longer include the results of private prior programs that were included in the previous version of the disclosure.

The Company’s sponsor believes this to be appropriate given the guidance contained in Industry Guide 5 that information should be provided “relating only to public programs with investment objectives similar to those” of the Company, as well as the fact that, unlike the sponsor’s private prior programs, its public prior programs are actual real estate funds that more closely resemble the structure and objective of the Company.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary Rise Companies Corp.

Tiffany Williamson Goodwin Procter LLP